Exhibit 1

[LOGO]    HAVAS


PRESS RELEASE

                                                        Suresnes, August 3, 2005

                             First Half Revenue 2005
                       First Half Organic growth up +2.2%

      o Organic growth of +3% in second quarter 2005, vs +1.4% in the first quarter

      o Net New Business(1) of approximately (euro)500 million in the second quarter

1. Revenue of (euro) 700 million for the first half of 2005, representing organic growth of +2.2%

Havas today announced revenue of (euro) 700 million for the first half of 2005 compared to (euro) 748 million for the first half of 2004. The net impact of scope of consolidation changes in the first half was a negative (euro) 50 million, due primarily to the disposal program completed in 2004. The impact of exchange rate variations was a negative (euro) 14 million mainly due to the dollar and the pound sterling.

Organic growth for the first half of 2005 reached +2.2%. Since the beginning of the year, the Group has experienced an improvement in business that generated organic growth of +3% in the second quarter compared to +1.4% in the first quarter.

This improvement in organic growth is driven largely by good performance from the traditional advertising businesses and media expertise.

Geographically, the main conclusions as regards organic growth are as follows:

      - Organic growth in France was negative at -1.6% in the second quarter, but was +0.2% for the first half. This performance, however, should be put into perspective in light of the very strong organic growth in the first half of 2004.

----------
(1) Net New Business reflects the estimated annual advertising budget of accounts won less the estimated annual advertising budget of accounts lost.

      - The U.K. showed an improvement at +4% organic growth in the second quarter compared to -3.3% in the first quarter, giving +0.4% organic growth overall for the first half. This performance reflects a strong quarter from MPG and the dynamism of certain clients, particularly in the healthcare sector.

      - Europe (excluding France and the UK) enjoyed organic growth of +14.1% in the second quarter, giving an overall figure of +8.5% for the first half. This very good performance was driven by the momentum of countries such as Spain, which benefited from an impressive performance by MPG, but also in Eastern European countries and Belgium, all of which experienced very high rates of organic growth, some in excess of 20%.

      - North America was essentially stable over the half year with organic growth of +0.4%. Not surprisingly, after first quarter organic growth at +1.8%, the second quarter was slightly negative at -0.9% as the full impact of the losses of Intel and the Volkswagen media account in the U.S.A. were felt.

      - Latin America had organic growth of +4.2% for the first half, including the evolution in revenue from our main subsidiary in Brazil. As a result of the accounting change from January 1st to use of the equity method for consolidating this 49% owned subsidiary, organic growth for the region is +18.8% in the first half. The main growth drivers in the region are Mexico, Argentina, Puerto Rico and Colombia.

      - Asia Pacific was down by -5.9% organic growth over the half year, mainly as a result of the loss of Intel, a particularly important account in this region.


2. Dynamic Net New Business, approaching (euro) 500 million in second quarter
2005

After a first quarter which helped to offset accounts lost at the beginning of the year, Havas kept up its positive momentum in Net New Business in the second quarter of 2005.

Net New Business for the second quarter was nearly (euro) 500 million.

For the month of June 2005, Havas was ranked second in New Business by Lehman Brothers. This achievement bears witness to the considerable strengths of Havas offerings in every field of communication.

Key accounts won in the second quarter of 2005 included the following:

      >>    Global Account : Diesel (France)
      >>    Advertising: RadioShack (U.S.A.), Sony Electronics (U.S.A), Afflelou
            (France), The News Corporation Ltd (U.K.), Citroen (Russia), Turkiye
            Is bankasi (Turkey), Superdrug Stores Plc (U.K.), CareFirst (USA),
            Sogecable (Spain)
      >>    Media: ING Direct (France)
      >>    Marketing Services: 2007 Rugby World Cup (France)
      >>    Corporate/Finance: EDF (France)
      >>    Healthcare: Lidoderm (U.S.A.)

      Losses included Nikon in marketing services, Amgen and Boehringer Bipi in the healthcare sector.

3. Good creative results

At the 52nd International Advertising Festival in Cannes, the Havas Group won awards in a number of categories: Euro RSCG Worldwide shared top slot as the most awarded network in the Cyber category, Euro RSCG 4D Sao Paolo was ranked third best interactive agency and Euro RSCG Fuel was awarded four Lions including one in the Titanium category (best integrated communication campaign).

Euro RSCG Czech Republic was named Agency of the Year by the Czech Republic Association of Communications Agencies.

For the second year in a row, BETC Euro RSCG was named Agency of the Year in France by the A.P.P.M (Association Pour la Presse Magazine).

MPG Spain picked up three Gold Awards at the Festival del Sol in Spain for Danone's Danonissimo, Repsol and J&B's Nightology media campaigns.

Finally, Arnold Worldwide Partners took seven awards at the U.S Effies, including three Golds, notably in recognition of its campaigns for Nasdaq and Travelocity. The Effies are awarded for the most effective communication campaigns.

4. Outlook

The Executive Committee of Havas considers that these figures reflect the start of the Group's recovery, but that they must be significantly improved upon by regaining market share in order to close the gap with our main competitors.

APPENDIX 1: PERFORMANCE ANALYSES

Q2 2005 ANALYSIS

Q2 2005 / Q2 2004
Performance by region

                                 --------------------------------------------
                                        Revenue
                                          Q2-05            Organic Growth
                                    ((euro) millions)      Q2-05 vs Q2-04
-----------------------------------------------------------------------------
France                                      77                  -1.6%
-----------------------------------------------------------------------------
United Kingdom                              46                  +4.0%
-----------------------------------------------------------------------------
Europe (excl. France and UK)                77                  +14.1%
-----------------------------------------------------------------------------
North America                              141                  -0.9%
-----------------------------------------------------------------------------
Latin America (excl. Brazil)                14                 + 18.2%
-----------------------------------------------------------------------------
Asia Pacific                                15                  -8.6%
-----------------------------------------------------------------------------
TOTAL                                      370                  +3.0%
-----------------------------------------------------------------------------

H1 2005 ANALYSIS

H1 2005 / H1 2004
Performance by region

                                  ----------------------------------------------
                                           Revenue             Organic growth
                                            H1-05              H1-05 vs H1-04
                                      ((euro) millions)
--------------------------------------------------------------------------------
France                                       147                   +0.2%
--------------------------------------------------------------------------------
United Kingdom                                87                   +0.4%
--------------------------------------------------------------------------------
Europe (excl. France and UK)                 137                   +8.5%
--------------------------------------------------------------------------------
North America                                277                   +0.4%
--------------------------------------------------------------------------------
Latin America (excl. Brazil)                  23                   +18.8%
--------------------------------------------------------------------------------
Asia-Pacific                                  29                   -5.9%
--------------------------------------------------------------------------------
TOTAL                                        700                   +2.2%
--------------------------------------------------------------------------------

APPENDIX 2 - H1 2005 ORGANIC GROWTH

                                                              (EURO) Millions

----------------------------------------------------------------------------
1. H1 2004                                                          748
----------------------------------------------------------------------------
2. Exchange rate impact                                             (14)
----------------------------------------------------------------------------
3. H1 2004 at H1 2005 exchange rates                                734
----------------------------------------------------------------------------
4. Changes in scope of consolidation: acquisitions,
disposals, closures and others                                      (50)

----------------------------------------------------------------------------
5. H1 2004 at H1 2005 exchange rates and structure                  684
----------------------------------------------------------------------------
6. H1 2005 Revenu                                                   700
----------------------------------------------------------------------------
7. Organic growth                                                  +2.2%
----------------------------------------------------------------------------

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Net New Business:

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                      Peggy Nahmany
                                     Tel : +33 (0)1 58 47 90 73
                                     peggy.nahmany@havas.com

Investor Relations:                  Stephane Houri
                                     Tel : +33 (0)1 58 47 91 35
                                     stephane.houri@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros - 335 480 265 RCS Nanterre - APE 744 B